Exhibit 99.1

SciSparc Ltd. Announces $8.15 Million Private Placement

TEL AVIV, Israel, March 1, 2021 /PRNewswire/ --  SciSparc Ltd. (formerly known as Therapix Biosciences Ltd.) (OTCQB: SPRCY), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments, today announced that it has agreed to sell 1,152,628 Units to certain institutional and accredited investors in a private placement at an offering price of $7.07 per Unit. Each Unit consists of 1 American Depositary Share (“ADS”), 1 Series A Warrant and ½ Series B Warrant. The Series A Warrants have an exercise price of $7.07, subject to adjustments therein. The Series B Warrants have an exercise price equal to $10.60, subject to adjustments therein. The Series A Warrants and the Series B Warrants are exercisable six months from the date of issuance and have a term of exercise equal to five years from the initial exercise date. 278,744 of the Units included a Pre-Funded Warrant instead of an ADS. The Pre-Funded Warrants have an exercise price of $0.001 per full ADS. The Pre-Funded Warrants will be exercisable at any time after the date of issuance upon payment of the exercise price. The Company anticipates aggregate gross proceeds from the offering will be approximately $8.15 million, before deducting fees to the placement agent and other estimated offering expenses payable by the Company. The closing of the offering is expected to take place on or about March 4, 2021, subject to the satisfaction of customary closing conditions.

Aegis Capital Corp. acted as Exclusive Placement Agent in the United States in connection with the offering.

The securities are being sold in a private placement, have not been registered under the Securities Act of 1933, as am ended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Company has agreed to file a resale registration statement with the Securities and Exchange Commission (the “SEC”), for purposes of registering the resale of the securities issued or issuable in connection with the offering.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state. Any offering of the securities under the resale registration statement will only be by means of a prospectus.

About SciSparc Ltd. (OTCQB: SPRCY):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 (formerly THX-110) for the treatment of Tourette syndrome and for the treatment of obstructive sleep apnea; SCI-160 (formerly THX-160) for the treatment of pain; and SCI-210 (formerly THX-210) for the treatment of autism spectrum disorder and epilepsy.

Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the closing of the offering. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on June 15, 2020, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

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Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055